Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURUSANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

AS of March 2, 2020, ICU Medical, Inc. (“we,” “our,” “us,” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock. The following summary of the terms of our common stock is based upon our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, which are filed or incorporated by reference as exhibits to our Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws and the applicable provisions of the Delaware General Corporation Law for more information.

DESCRIPTION OF STOCK

Our authorized capital stock consists of 80,500,000 shares consisting of 80,000,000 shares of common stock with a par value of $0.10 per share, and 500,000 shares of preferred stock with a par value of $1.00 per share.

Common Stock

Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting in the election of directors. Holders of common stock have no rights to convert their shares into other securities or have their shares redeemed and no preemptive rights or other rights to subscribe for additional securities. Subject to preferences that may be applicable to any shares of preferred stock then outstanding, the holders of common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of legally available funds and to share ratably in any distribution to the stockholders, including any distribution upon liquidation of the Company.

Issuance of Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors is authorized to direct us to divide the preferred stock into one or more series and to increase or decrease the number of shares of any such series, but not below the number of shares of any such series then outstanding, without stockholder approval. Our board of directors has the discretion to determine the designation, powers, voting powers, preferences and the relative, participating, optional, conversion or other rights of the shares of each such series of preferred stock, and the qualifications, limitations or restrictions thereof. The authority of our board of directors with respect to each series shall include, but not be limited to, determination of any dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, rights upon dissolution or liquidation, sinking funds, and any other rights, preferences and limitations of any series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Listed Exchange and Transfer Agent

Our common stock is listed on The NASDAQ Global Select Market under the symbol “ICUI". The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Select Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, we would generally be prohibited from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that this stockholder became an interested stockholder unless the business combination is approved in a prescribed manner. Under Section 203, a “business combination” includes any merger or consolidation involving the corporation and the interested stockholder, any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Certain Other Provisions of Our Certificate of Incorporation or Bylaws

The Certificate of Incorporation and/or the Company’s Bylaws, include the following provisions, not previously discussed above, that may have an effect of delaying, deferring or preventing a change in control of the Company:

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our Bylaws establish an advance notice procedure for stockholders to submit proposed nominations of persons for election to our Board of Directors and other proposals for business to be brought before an annual meeting of our stockholders;

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our stockholders may not act by written consent and special meetings of our stockholders may only be called by our Board of Directors, the Chairman of the Board of Directors, or the President of the Company; and

•	amendments to our Bylaws may be made by a majority of our Board of Directors and also by the affirmative vote of two-thirds of our shares outstanding and entitled to vote thereon.